Exhibit 99.1

SIYATA MOBILE INC.

Consolidated Unaudited Interim Financial Statements

(Expressed in US Dollars)

As at March 31, 2022 and December 31, 2021

and for the three months’ ended March 31, 2022 and 2021

Siyata Mobile Inc.

(the “Company” or “Siyata”)

CONSOLIDATED UNAUDITED INTERIM FINANCIAL STATEMENTS

As at March 31, 2022 and December 31, 2021 and for the three months ended March 31, 2022 and 2021

NOTICE OF NO AUDITOR REVIEW OF INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The Management of the Company is responsible for the preparation of the accompanying unaudited consolidated interim financial statements. The unaudited consolidated interim financial statements have been prepared using accounting policies in compliance with International Financial Reporting Standards (“IFRS”) for the preparation of consolidated interim financial statements and are in accordance with International Accounting Standards (“IAS”) 34 – Interim Financial Reporting.

The Company’s auditor has not performed a review of these consolidated interim financial statements in accordance with the standards established by the Chartered Professional Accountants of Canada for a review of interim financial statements by an entity’s auditor.

Siyata Mobile Inc.

Consolidated Unaudited Interim Statements of Financial Position

(Expressed in US dollars)

	March 31, 2022	December 31, 2021
ASSETS
Current
Cash	$9,221,049	$1,619,742
Trade and Other Receivables (Note 5)	1,558,088	1,544,427
Prepaid expenses	885,832	154,266
Inventory (Note 6)	3,393,716	2,397,471
Advance to suppliers	1,060,673	470,167
	16,119,358	6,186,073
Long term receivable (Note 10)	168,167	168,167
Right of Use Assets (Note 7)	981,698	1,077,845
Equipment	256,978	267,967
Intangible assets (Note 8)	5,065,214	4,350,537
Total assets	$22,591,415	$12,050,589

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Bank Loan (Note 10)	$-	$27,159
Accounts payable and accrued liabilities	1,809,625	2,646,321
Lease Obligations (Note 13)	341,000	232,969
Convertible debenture (Note 12)	2,023,751	1,421,911
Warrant liability (Note 13)	886,779	2,176,686
Future Purchase Consideration (Note 4,15)	-	350,000
	5,061,155	6,855,046
Lease Obligation (Note 11)	591,669	787,513
Convertible debenture (Note 12)	-	1,921,382
	591,669	2,708,895
Total Liabilities	5,652,824	9,563,941
Shareholders’ equity
Share capital (Note 16)	66,880,862	54,655,244
Reserves (Note 16)	17,484,904	10,389,555
Accumulated other comprehensive loss	(14,272)	(38,739)
Deficit	(67,412,903)	(62,519,412)
	16,938,591	2,486,648
Total liabilities and shareholders’ equity	$22,591,415	$12,050,589

Nature of operations and going concern (Note 1)

Subsequent Events (Note 27)

Approved on May 16, 2022 on behalf of the Board:

“Michael Kron”	“Marc Seelenfreund”
Michael Kron – Director	Marc Seelenfreund - Director

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Siyata Mobile Inc.

Consolidated Unaudited Interim Statements of Loss and Comprehensive Loss

(Expressed in US dollars)

For the three months’ ended March 31, 2022 and 2021

	3 months ended March 31
	2022	2021

Revenue (Note 25)	$832,974	$4,031,975
Cost of Sales (Note 17)	(577,923)	(2,291,884)
Gross profit	255,051	1,740,091

EXPENSES
Amortization and Depreciation (Note 8)	124,505	321,017
Development expenses (Note 8)	123,316	-
Selling and marketing (Note 18)	1,045,051	972,959
General and administrative (Note 19)	1,659,079	1,058,478
Inventory impairment (Note 6)	64,336	-
Bad Debts (recovered) (Note 5)	(7,358)	-
Share-based payments (Note 16)	812,735	592,792
Total Operating Expenses	3,821,664	2,945,246

Net operating loss	(3,566,613)	(1,205,155)

OTHER EXPENSES
Finance expense (note 20)	26,987	390,861
Foreign exchange	(90,659)	440,321
Change in fair value of convertible debenture (Note 12)	2,680,457	-
Change in fair value of warrant liability (note 13)	(1,289,907)	-
Transaction costs (Note 21)	-	79,069
Total other expenses	1,326,878	910,251
Net loss for the period	$(4,893,491)	$(2,115,406)

Other comprehensive income (loss)
Translation Adjustment	(24,467)	67,415
Comprehensive loss for the period	$(4,917,958)	$(2,047,991)

Weighted Average Shares	12,976,363	4,726,991

Basic and diluted loss per share	(0.38)	(0.45)

The accompanying notes are an integral part of these consolidated unaudited interim financial statements

Siyata Mobile Inc.

Consolidated Unaudited Interim Statement of Changes in Shareholders’ Equity

(Expressed in US dollars)

For the three months’ ended March 31, 2022 and 2021

	Number of Common Shares	Share Capital Amount	Reserves	Accumulated other comprehensive Income (loss)	Deficit	Total Shareholders’ Equity
Balance, December 31, 2020	4,663,331	$50,088,369	$9,984,531	$100,025	$(38,893,870)	$21,279,055
Issuance of shares to be issued	40,000	560,000	(560,000)			-
Shares issued on acquisition of ClearRF	23,949	194,985				194,985
Shares issued on warrant exercises	88,911	721,958	(112,917)			609,041
Share based payments	-		592,792			592,792
Translation adjustment	-			(67,415)		(67,415)
Loss for the year	-				(2,115,406)	(2,115,406)
Balance, March 31, 2021	4,816,191	$51,565,312	$9,904,406	$32,610	$(41,009,276)	$20,493,052

Balance, December 31, 2021	5,276,695	$54,655,244	$10,389,555	$(38,739)	$(62,519,412)	$2,486,648
						-
Shares issued on acquisition of ClearRF	138,958	190,095				190,095
Share issuance on capital raise	7,215,652	11,092,708	9,227,524			20,320,232
Share issuance costs on capital raise		(1,117,912)	(898,983)			(2,016,895)
Pre-funded warrants exercised	1,480,000	2,060,727	(2,045,927)			14,800
Share based payments			812,735			812,735
Translation adjustment				24,467		24,467
Loss for the period					(4,893,491)	(4,893,491)
Balance, March 31, 2022	14,111,305	$66,880,862	$17,484,904	$(14,272)	$(67,412,903)	$16,938,591

The accompanying notes are an integral part of these consolidated unaudited interim financial statements

Siyata Mobile Inc.

Consolidated Unaudited Interim Statements of Cash Flows

(Expressed in US dollars)

For the three months’ ended March 31, 2022 and 2021

	31-Mar-22	31-Mar-21
Operating activities:
Net loss for the period	$(4,893,491)	$(2,115,406)
Items not affecting cash:
Amortization and depreciation	124,505	321,017
Bad debt expense	(7,358)	-
Inventory impairments	64,336	-
Fair value changes on derivatives	1,390,550	-
Interest expense, net of repayments	(4,651)	260,521
Interest income	-	516
Share-based payments	812,735	592,792

Net change in non-cash working capital items:
Trade and other receivables	(6,303)	(1,205,038)
Prepaids	(731,566)	(107,540)
Inventory	(1,060,581)	(1,331,153)
Advances to suppliers	(590,506)	(190,683)
Accounts payable and accrued liabilities	(836,696)	(977,180)
Net cash used in operating activities	(5,739,026)	(4,752,154)
Investing activities:
Intangible additions	(739,579)	(1,113,383)
Equipment additions	-	(35,688)
Acquistion of ClearRF	(155,014)	(122,014)
Net cash used in investing activities	(894,593)	(1,271,085)
Financing activities:
Lease payments	(78,731)	(35,746)
Bank loan	(27,159)	(64,848)
Repayment of long-term debt	-	(14,286)
Convertible debt issued, net of repayments	(4,000,000)	(1,177,786)
Shares issued for cash, net of share issue costs	18,303,337	609,041
Exercise of pre-funded warrants	14,800	-
Net cash from financing activities	14,212,247	(683,625)
Effect of foreign exchange on cash	22,679	(25,885)
Change in cash for the period	7,601,307	(6,732,749)
Cash and restricted cash, beginning of the period	1,619,742	16,464,266
Cash and restricted cash, end of the period	$9,221,049	$9,731,517

The accompanying notes are an integral part of these consolidated audited interim financial statements.

Siyata Mobile Inc.

Notes to the Consolidated Unaudited Interim Financial Statements

(Expressed in US dollars)

As at March 31, 2022 and December 31, 2021 and for the three months ended March 31, 2022 and 2021

1.	NATURE OF OPERATIONS AND GOING CONCERN

Siyata Mobile Inc. (“Siyata” or the “Company”) was incorporated under the Business Corporations Act, British Columbia on October 15, 1986. The Company’s shares are listed on NASDAQ under the symbol SYTA and warrants issued on September 29, 2020, are traded under the symbol SYTAW. The Company’s principal activity is the sale of vehicle-mounted, cellular-based communications platforms over advanced 4G mobile networks and cellular booster systems. The registered and records office is located at 2200 - 885 West Georgia Street, Vancouver, BC V6C 3E8.

These consolidated unaudited interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than a process of forced liquidation. These consolidated unaudited interim financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

The Company incurred a net loss of $4,893,491 during the three months ended March 31, 2022 (March 31, 2021- net loss of $2,115,406), and, as of that date, the Company’s total deficit was $ $67,412,903. The Company’s continuation as a going concern is dependent upon the success of the Company’s sale of inventory, the existing cash flows, and the ability of the Company to obtain additional debt or equity financing, all of which are uncertain. The Company faces risks related to (COVID-19) which could significantly disrupt research and development, operations, sales, and financial results. Our products are commonly used in industries that have been subject to disruption due to global lockdowns, and therefore demand and credit quality of our customers has been negatively impacted. It is not possible to predict the ultimate impact or duration of COVID-19 on our business.

These material uncertainties raise substantial doubt on the Company’s ability to continue as a going concern.

2.	BASIS OF PREPARATION

Statement of compliance

These consolidated unaudited interim financial statements, including comparatives, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

Change of functional currency

Effective October 1, 2020, management determined that the Company’s functional currency changed from Canadian dollars to United States dollars (“USD”). The change in the functional currency has been accounted for on a prospective basis and is primarily based on the fact that the Company’s securities are listed on the Nasdaq exchange and as a result the future financing of the Company and cash flows of the entities will be in USD.

In accordance with Company’s existing policy, the Company did not reassess the classification of financial instruments as liabilities or equity as a result of the change in functional currency. As a result, warrants remain classified as equity and are not revalued at fair value. For the same reason, the change in functional currency did not give rise to an embedded derivative related to the Company’s previously outstanding convertible debt with a conversion price denominated in Canadian dollars.

Siyata Mobile Inc.

Notes to the Consolidated Unaudited Interim Financial Statements

(Expressed in US dollars)

As at March 31, 2022 and December 31, 2021 and for the three months ended March 31, 2022 and 2021

2.	BASIS OF PREPARATION (cont’d)

Change of presentation currency

As a result of the USD financing and the majority of cash flows denominated in US dollars, the Company changed its presentation currency from Canadian dollars to “USD” effective October 1, 2020. The change in the financial statement presentation currency is an accounting policy change and has been accounted for retrospectively. The balance sheets for each period presented have been translated from the related subsidiary’s functional currency to the new “USD” presentation currency at the rate of exchange prevailing at the respective balance sheet date except for equity items, which have been translated at accumulated historical rates from the related subsidiary’s date of incorporation. The statements of loss and comprehensive loss were translated at the average exchange rates for the reporting period, or at the exchange rate prevailing at the date of transactions. Exchange differences arising in 2018 on translation from the related subsidiary’s functional currency to the “USD” presentation currency have been recognized in other comprehensive income and accumulated as a separate component of equity.

With the retrospective application of the change in presentation currency from the Canadian dollar to the US dollar, the Accumulated Other Comprehensive Income (“AOCI”) related to the translation of “USD” functional currency subsidiaries was eliminated except for the wholly-owned subsidiary, Signifi Mobile Inc. whose functional currency is in Canadian dollars. However, with the retrospective application of the change in presentation currency to the “USD”, the Company’s corporate office, which had a Canadian dollar functional currency, resulted in an AOCI balance. The AOCI balance generated by the Canadian dollar entities has been adjusted since it now reflects the translation into the new “USD” presentation currency.

Basis of consolidation and presentation

These consolidated unaudited interim financial statements of the Company have been prepared on a historical cost basis, except for financial instruments classified as financial instruments at fair value through profit and loss, which are stated at their fair value. In addition, the consolidated financial statements have been prepared using the accrual basis of accounting, except for the statement of cash flows.

These consolidated unaudited interim financial statements incorporate the financial statements of the Company and its wholly controlled subsidiaries. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. These consolidated unaudited interim financial statements include the accounts of the Company and its direct wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated.

The consolidated unaudited interim financial statements include the accounts of the Company and its wholly-owned subsidiaries:

Name of Subsidiary	Place of Incorporation	Ownership
Queensgate Resources Corp.	British Columbia, Canada	100%
Queensgate Resources US Corp.	Nevada, USA	100%
Siyata Mobile (Canada) Inc.	British Columbia, Canada	100%
Siyata Mobile Israel Ltd.	Israel	100%
Signifi Mobile Inc.	Quebec, Canada	100%
ClearRF Nevada Ltd.	Nevada, USA	100%

Siyata Mobile Inc.

Notes to the Consolidated Unaudited Interim Financial Statements

(Expressed in US dollars)

As at March 31, 2022 and December 31, 2021 and for the three months ended March 31, 2022 and 2021

2.	BASIS OF PREPARATION (cont’d)

Foreign currency translation

Items included in the financial statements of each entity in the Company are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”) and has been determined for each entity within the Company. The functional currency of Siyata Mobile Inc. is the USD which is also the functional currency of all its subsidiaries except Signifi Mobile Inc. whose functional currency is Canadian dollars. The functional currency determinations were conducted through an analysis of the consideration factors identified in International Accounting Standards (“IAS”) 21, The Effects of Changes in Foreign Exchange Rates.

Assets and liabilities of entities with a functional currency other than the USD are translated into USD at period-end exchange rates. Income and expenses, and cash flows are translated into USD using the average exchange rate.

Transactions in currencies other than the entity’s functional currency are translated at the exchange rates in effect on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the rate of exchange in effect as at the statement of financial position date. Non-monetary assets and liabilities denominated in foreign currencies are translated at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities. Foreign currency differences arising on translation are recognized in the statement of loss and comprehensive loss.

Use of estimates and judgements

The preparation of the consolidated unaudited interim financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

i)	Critical accounting estimates

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Information about critical estimates in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are, but not limited to the following:

●	Income taxes - Tax provisions are based on enacted or substantively enacted laws. Changes in those laws could affect amounts recognized in profit or loss both in the period of change, which would include any impact on cumulative provisions, and future periods. Deferred tax assets, if any, are recognized to the extent it is considered probable that those assets will be recoverable. This involves an assessment of when those deferred tax assets are likely to reverse.

Siyata Mobile Inc.

Notes to the Consolidated Unaudited Interim Financial Statements

(Expressed in US dollars)

As at March 31, 2022 and December 31, 2021 and for the three months ended March 31, 2022 and 2021

2.	BASIS OF PREPARATION (cont’d)

Use of estimates and judgements (cont’d)

●	Fair value measurements - Certain of the Company’s (financial) assets and liabilities are measured at fair value. In estimating fair value, the Company uses market-observable data to the extent it is available. In certain cases where Level 1 inputs are not available the Company will engage third-party qualified valuators to perform the valuation. Information about the valuation techniques and inputs used in determining the fair value of financial instruments is in Note 12(d).

●	Fair value of stock options and warrants - Determining the fair value of warrants and stock options requires judgments related to the choice of a pricing model, the estimation of stock price volatility, the expected forfeiture rate and the expected term of the underlying instruments. Any changes in the estimates or inputs utilized to determine fair value could have a significant impact on the Company’s future operating results or on other components of shareholders’ equity.

●	Capitalization of development costs and their amortization rate – Development costs are capitalized in accordance with the accounting policy. To determine the amounts earmarked for capitalization, management estimates the cash flows which are expected to be derived from the asset for which the development is carried out and the expected benefit period.

●	Inventory - Inventory is valued at the lower of cost and net realizable value. Cost of inventory includes cost of purchase (purchase price, import duties, transport, handling, and other costs directly attributable to the acquisition of inventories), cost of conversion, and other costs incurred in bringing the inventories to their present location and condition. Net realizable value for inventories is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. Provisions are made in profit or loss of the current period on any difference between book value and net realizable value.

●	Estimated product returns - Revenue from product sales are recognized net of estimated sales discounts, credits, returns, rebates and allowances. The return allowance is determined based on an analysis of the historical rate of returns, industry return data, and current market conditions, which is applied directly against sales.

●	Impairment of non-financial assets - The Company assesses impairment at each reporting date by evaluating conditions specific to the Company that may lead to asset impairment. The recoverable amount of an asset or a cash-generating unit (“CGU”) is determined using the greater of fair value less costs to sell and value in use which requires the use of various judgments, estimates, and assumptions. The Company identifies CGUs as identifiable groups of assets that are largely independent of the cash inflows from other assets or groups of assets. Value in use calculations require estimations of discount rates and future cash flows derived from revenue growth, gross margin and operating costs. Fair value less costs to sell calculations require the Company to estimate fair value of an asset or a CGU using market values of similar assets as well as estimations of the related costs to sell.

●	Useful life of intangible assets – The Company estimates the useful life used to amortize intangible assets which relate to the expected future performance of the assets acquired based on management’s estimate of the sales forecast.

●	Collectability of trade receivables – In order for management to determine expected credit losses in accordance with IFRS 9, we are required to make estimates based on historical information related to collections, in addition to taking the current condition of our customers’ credit quality into account.

Siyata Mobile Inc.

Notes to the Consolidated Unaudited Interim Financial Statements

(Expressed in US dollars)

As at March 31, 2022 and December 31, 2021 and for the three months ended March 31, 2022 and 2021

2.	BASIS OF PREPARATION (cont’d)

Use of estimates and judgements (cont’d)

ii)	Critical accounting judgments

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are, but are not limited to, the following:

●	Deferred income taxes – judgments are made by management to determine the likelihood of whether deferred income tax assets at the end of the reporting period will be realized from future taxable earnings. To the extent that assumptions regarding future profitability change, there can be an increase or decrease in the amounts recognized in respect of deferred tax assets as well as the amounts recognized in profit or loss in the period in which the change occurs.

●	Functional currency - The functional currency for the Company and each of its subsidiaries is the currency of the primary economic environment in which the respective entity operates. The Company has determined the functional currency of each entity to be the USD as of October 1, 2020, except for Signifi Mobile Inc. whose functional currency is Canadian dollars. The Company reconsiders the functional currency of its subsidiaries if there is a change in events and/or conditions that determine the primary economic environment.

●	Going concern – As disclosed in Note 1 to the consolidated financial statements.

3.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Impairment of long lived assets

The carrying amounts of the Company’s non-financial assets, other than deferred tax assets if any, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit” or “CGU”). The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. In assessing the value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

If there is an indication that a corporate asset may be impaired, then the recoverable amount is determined for the CGU to which the corporate asset belongs.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss.

Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization if no impairment loss had been recognized. A reversal of an impairment loss is recognized immediately in profit or loss.

Siyata Mobile Inc.

Notes to the Consolidated Unaudited Interim Financial Statements

(Expressed in US dollars)

As at March 31, 2022 and December 31, 2021 and for the three months ended March 31, 2022 and 2021

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(b)	Intangible assets

i)	Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss when incurred.

Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditure is capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and Siyata has the intention and sufficient resources to complete development and to use or sell the asset. The expenditure capitalized in respect of development activities includes the cost of materials, direct labor and overhead costs that are directly attributable to preparing the asset for its intended use, and capitalized borrowing costs. Other development expenditure is recognized in profit or loss as incurred.

In subsequent periods, capitalized development expenditure is measured at cost less accumulated amortization and accumulated impairment losses.

ii)	Subsequent expenditure

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure, including expenditure on internally generated goodwill and brands, is recognized in profit or loss as incurred.

iii)	Amortization

Amortization is a systematic allocation of the amortizable amount of an intangible asset over its useful life. The amortizable amount is the cost of the asset less its estimated residual value.

Amortization is recognized in profit or loss on a straight-line basis over the estimated useful lives of the intangible assets from the date they are available for use. See Note 10 for amortization rates and methods applied to each class of intangible assets. An annual review of the useful life of intangible assets is made by management and any changes in useful life are reflected prospectively.

Internally generated intangible assets are not systematically amortized as long as they are not available for use (i.e. they have not completed certifications and/or are in working condition for their intended use). Accordingly, these intangible assets, such as development costs, are tested for impairment at least once a year, until such date as they are available for use.

(c)	Business Combinations

Business combinations are accounted for using the acquisition method. The cost of the acquisition is measured at the aggregate of the fair values at the date of acquisition, of assets transferred, liabilities incurred or assumed, and equity instruments issued by the Company. The acquiree’s identifiable assets and liabilities assumed are recognized at their fair value at the acquisition date. The excess of the consideration over the fair value of the net identifiable assets and liabilities acquired is recorded as goodwill. Any gain on a bargain purchase is recorded in profit or loss immediately. Transaction costs are expensed as incurred, except if related to the issue of debt or equity securities. Any goodwill that arises is tested annually for impairment.

Siyata Mobile Inc.

Notes to the Consolidated Unaudited Interim Financial Statements

(Expressed in US dollars)

As at March 31, 2022 and December 31, 2021 and for the three months ended March 31, 2022 and 2021

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(d)	Goodwill

Goodwill arising on the acquisition of an entity represents the excess of the cost of acquisition over the Company’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the entity recognized at the date of acquisition. Goodwill is initially recognized as an asset at cost and is subsequently measured at cost less any accumulated impairment losses. Goodwill is not subject to amortization but is tested for impairment annually.

(e)	Inventory

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the first-in first-out (FIFO) principle, and includes expenditure incurred in acquiring the inventories and the costs incurred in bringing them to their existing location and condition. In the case of manufactured inventories and work in progress, cost includes an appropriate share of production overheads based on normal operating capacity. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completing and selling expenses.

(f)	Revenues

Revenue from the sale of goods, in the ordinary course of business, is measured at the fair value of the consideration received or receivable, net of returns, trade discounts and volume rebates. When the credit period is short and constitutes the accepted credit in the industry, the future consideration is not discounted.

Revenue is recognized when persuasive evidence exists (usually in the form of an executed sales agreement), that the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. If it is probable that discounts will be granted and the amount can be measured reliably, then the discount is recognized as a reduction of revenue as the sales are recognized.

Transfers of risks and rewards vary depending on the individual terms of the contract of sale. For sales on products in Israel, transfer usually occurs when the product is received at the customer’s warehouse, but for some international shipments transfer occurs upon loading the goods onto the relevant carrier.

(g)	Financial Instruments

Financial assets

On initial recognition, financial assets are recognized at fair value and are subsequently classified and measured at: (i) amortized cost; (ii) fair value through other comprehensive income (“FVOCI”); or (iii) fair value through profit or loss (“FVTPL”). The classification of financial assets is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics. A financial asset is measured at fair value net of transaction costs that are directly attributable to its acquisition except for financial assets at FVTPL where transaction costs are expensed. All financial assets not classified and measured at amortized cost or FVOCI are measured at FVTPL. On initial recognition of an equity instrument that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in other comprehensive.

The classification determines the method by which the financial assets are carried on the balance sheet subsequent to inception and how changes in value are recorded. The Company has classified its cash, restricted cash, loan to director and trade, and other receivables at amortized cost.

Changes to financial assets measured at fair value are recognized in profit and loss as they arise (“FVPL”).

Changes in financial assets recorded at amortized cost are recognized in profit and loss when the asset is derecognized or reclassified.

Siyata Mobile Inc.

Notes to the Consolidated Unaudited Interim Financial Statements

(Expressed in US dollars)

As at March 31, 2022 and December 31, 2021 and for the three months ended March 31, 2022 and 2021

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(g)	Financial Instruments (cont’d)

Impairment

An ‘expected credit loss’ impairment model applies which requires a loss allowance to be recognized based on expected credit losses. The estimated present value of future cash flows associated with the asset is determined and an impairment loss is recognized for the difference between this amount and the carrying amount as follows: the carrying amount of the asset is reduced to estimated present value of the future cash flows associated with the asset, discounted at the financial asset’s original effective interest rate, either directly or through the use of an allowance account and the resulting loss is recognized in profit or loss for the period.

In a subsequent period, if the amount of the impairment loss related to financial assets measured at amortized cost decreases, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

Financial liabilities

All financial liabilities (including liabilities designated at FVTPL) are recognized initially on the date at which the Company becomes a party to the contractual provisions of the instrument. The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at FVTPL) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at FVTPL are recognized immediately in profit or loss.

The subsequent measurement of financial liabilities is determined based on their classification as follows:

(i) FVTPL – Derivative financial instruments entered into by the Company are classified as FVTPL.

(ii) Amortized cost – All other financial liabilities are classified as amortized cost using the effective interest method.

The Company has classified its bank loan, accounts payable and accrued liabilities, and long-term debt as other financial liabilities and carried on the balance sheet at amortized cost. Future purchase consideration, convertible promissory note, and warrant liability are all classified as FVTPL.

(h)	Loss per share

The Company presents basic and diluted loss per share data for its common shares. Basic loss per share is calculated by dividing the profit or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period, adjusted for own shares held. Diluted loss per share is calculated by dividing the loss by the weighted average number of common shares outstanding assuming that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the period. In the Company’s case, diluted loss per share is the same as basic loss per share, as the effect of outstanding share options and warrants on loss per share would be anti-dilutive. The weighted average number of shares is retroactively changed to reflect the 1-to-145 reverse stock split that occurred on September 25, 2020.

Siyata Mobile Inc.

Notes to the Consolidated Unaudited Interim Financial Statements

(Expressed in US dollars)

As at March 31, 2022 and December 31, 2021 and for the three months ended March 31, 2022 and 2021

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(i)	Share-based payments

The stock option plan allows Company employees and consultants to acquire shares of the Company. The fair value of options granted is recognized as a share-based payment expense with a corresponding increase in equity. An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee. Consideration paid on the exercise of stock options is credited to share capital and the fair value of the option is reclassified from share-based payment reserve to share capital.

In situations where equity instruments are issued to non-employees and some or all of the services received by the entity as consideration cannot be specifically identified, they are all measured at the fair value of the share-based payment, otherwise, share-based payments are measured at the fair value of the services received.

The fair value is measured at the grant date at each tranche is recognized over the period during which the options vest. The fair value of the options granted is measured using the Black-Scholes option-pricing model taking into account the terms and conditions upon which the options were granted. At each reporting date, the amount recognized as an expense is adjusted to reflect the number of stock options that are expected to vest.

(j)	Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive), as a result of past events, and it is probable that an outflow of resources that can be reliably estimated will be required to settle the obligation. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the reporting date, taking into account the risks and uncertainties surrounding the obligation. Where the effect is material, the provision is discounted to net present value using an appropriate current market-based pre-tax discount rate and the unwinding of the discount is included in profit or loss as interest expense from discounting obligations.

(k)	Income taxes

Current tax is the expected tax payable or receivable on the taxable income or loss for the year using tax rates enacted or substantially enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable operations, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax assets and liabilities, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously. A deferred tax asset is recognized for unused tax losses, tax credits, and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Siyata Mobile Inc.

Notes to the Consolidated Unaudited Interim Financial Statements

(Expressed in US dollars)

As at March 31, 2022 and December 31, 2021 and for the three months ended March 31, 2022 and 2021

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(l)	Leases

The Company accounts for lease contracts in accordance with IFRS 16, Leases. At the inception of a contract, the Company assesses whether a contract is, or contains a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company recognizes a right-of-use asset and a lease liability at the commencement date of the lease. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset, less any lease incentives received. The right-of-use asset is subsequently depreciated using the straight- line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease tern. In addition, the right-of-use assets are adjusted for impairment losses, if any. The estimated useful lives and recoverable amounts of right-of-use assets are determined on the same basis as those of property and equipment.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease, or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. The lease liability is subsequently measured at amortized cost using the effective interest method. The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases and leases for which the underlying asset is of low value. The Company recognizes the lease payments associated with these leases as an expense: on a straight-line basis over the lease term. During the years ended December 31, 2021 and 2020, the Company did not recognize any lease payments as expenses for short-term leases and leases for which the underlying assets are of low value.

(m)	Equipment

Property, plant and equipment that qualifies for recognition as an asset shall be measured at its cost. The depreciable amount of an asset is determined after deducting its residual value. Depreciation of property, plant, and equipment is based on the straight-line method over the useful life of the asset. The depreciation charge for each period shall be recognized in profit or loss.

(n)	New accounting pronouncements

There are no upcoming account pronouncements expected to have a material impact on the Company’s consolidated unaudited interim financial statements.

Siyata Mobile Inc.

Notes to the Consolidated Unaudited Interim Financial Statements

(Expressed in US dollars)

As at March 31, 2022 and December 31, 2021 and for the three months ended March 31, 2022 and 2021

4.	ACQUISITION OF CLEAR RF LLC

On March 31, 2021, the Company acquired all of the issued and outstanding units of Clear RF LLC (“ClearRF”). In consideration, the Company paid cash of $155,015 and issued 23,949 common shares at a value of $194,985.

As a further consideration, the Company made the additional following payments:

a)	On March 31, 2022, pay $155,015 in cash (or less, subject to certain income minimums);

b)	On March 31, 2022, issue common shares of the Company valued at $190,095, and

.

No further incentives were earned by the vendors other than the amounts outlined in 4(a) and (b) above.

This transaction qualifies as a business combination and was accounted for using the acquisition method of accounting. To account for the transaction, the Company has determined the fair value of the assets and liabilities of ClearRF at the date of the acquisition and a purchase price allocation. These fair value assessments require management to make significant estimates and assumptions as well as apply judgment in selecting the appropriate valuation techniques.

The acquisition of ClearRF is consistent with the Company’s corporate growth strategy to continue to acquire innovative patented products in the cellular booster market. The Company plans to leverage ClearRF’s machine-to-machine booster technology in order to build relationships and facilitate sales of the cellular booster suite of products.

The aggregate amount of the total acquisition consideration is $700,000, comprised as follows:

Consideration	Note	Fair Value
Cash		$155,015
Fair value of 23,949 shares at $8.14 per share	(i)	194,985
Future purchase consideration	(ii)	350,000
Total Consideration		$700,000

(i)	The fair value of the shares issued was determined by multiplying the number shares issued by the share price of the Company on March 31, 2021.

(ii)	Future consideration represents the expected future payments of cash and common shares. Since the balance of the shares and the cash is due within one year, the Company did not discount the future purchase consideration for the time value of money.

The purchase price was allocated as follows:

Purchase price allocation	Fair Value

Purchase price	$700,000

Less: Net assets acquired
Net identifiable tangible assets	127,106
Net identifiable intangible assets	522,637
649,743
Goodwill	$50,257

Siyata Mobile Inc.

Notes to the Consolidated Unaudited Interim Financial Statements

(Expressed in US dollars)

As at March 31, 2022 and December 31, 2021 and for the three months ended March 31, 2022 and 2021

4.	ACQUISITION OF CLEAR RF LLC (cont’d)

The net identifiable intangible asset consists of two patents acquired on the acquisition that is valued at $122,717 plus supplier relationship valued at $399,920. These intangibles assets are recorded at cost and are amortized on a straight-line basis over its estimated useful life of four years with no residual value. The Company incurred costs related to the acquisition totaling $79,069 to complete the acquisition which was recorded in the statement of loss and comprehensive loss.

On December 31, 2021, the Company had an independent impairment in value report prepared for the intangibles and goodwill. Management, based on this report, impaired the full amount of the supplier relationship of $399,920 because of a worldwide component and supply chain shortfall. Management also impaired the full value of the goodwill in the amount of $50,257.

5.	TRADE AND OTHER RECEIVABLES

	31-Mar-22	31-Dec-21
Trade receivables	$1,785,445	$1,791,046
Allowance for doubtful accounts	(1,095,655)	(1,090,066)
Taxes receivable	868,298	843,447
Total	$1,558,088	$1,544,427

Provisions on Trade Receivables

In accordance with policy to use the expected credit loss model, we utilize the expedited method where trade receivables are provided for based on their aging, as well as providing for specified balances deemed non-collectible. As at March 31, 2022, we concluded that a bad debt provision of $1,095,655 (December 31, 2021-$1,090,066) was to be recognized.

Factoring Arrangements and Liens

Siyata Mobile Israel (“SMI”) has a factoring agreement on its trade receivables, whereby invoices are fully assigned to a funding entity in return for 80%-85% of the total sale to be paid to SMI by the funding entity in advance. The remaining 15-20% is paid to SMI when the funding entity receives payment from the customer.

SMI incurs a financing charge of 3.1% on advances received and is subject to certain covenants.

The 80-85% received upfront remains a liability from SMI to the funding entity until final settlement, however, all such balances are fully insured in case of non-payment. As SMI has both the legally enforceable right and the intention to settle the receivable and liability on a net basis in accordance with IAS 32, Financial Instruments, trade receivables are presented net of the liability for amounts advanced. As at March 31, 2022, the total amount expended by the funding entity was NIL (December 31, 2021 - $27,000).

Siyata Mobile Inc. has provided the North American receivables as collateral for the outstanding convertible debenture as outlined Note 12(d). The carrying amount of the North American trade and other receivables on March 31, 2022 is $459,872 (December 31, 2021-$569,068).

Siyata Mobile Inc.

Notes to the Consolidated Unaudited Interim Financial Statements

(Expressed in US dollars)

As at March 31, 2022 and December 31, 2021 and for the three months ended March 31, 2022 and 2021

6.	INVENTORY

	31-Mar-22	31-Dec-21
Finished products	7,010,939	6,031,753
Impairment of finished products	(3,884,290)	(3,819,955)
Accessories and spare parts	1,106,760	1,025,366
Impairment of accessories and spare parts	(839,693)	(839,693)
Total	$3,393,716	$2,397,471

Refer to Note 17 for total inventories expensed as cost of sales during the three months ended March 31, 2022 and 2021.

Provision on inventory

Management is presently reviewing the inventory for impairment on a quarterly basis. As at March 31, 2022, it was determined that $4,723,983 (December 31, 2021- $4,659,648) of the inventory was impaired due to slow movement. The accessories and spare parts related to these products amounted to $839,693 (December 31, 2021 - $839,693), which was also impaired.

Liens

Siyata Mobile Inc. has provided the North American inventory as collateral for the outstanding convertible debenture as outlined in Note 12(d). The carrying amount of the North American inventory is $1,966,713 (December 31, 2021-$1,355,482).

7.	RIGHT OF USE ASSETS

	March 31 22	Dec 31 21
Opening Balance	$1,077,845	$377,035
Addition in the year	-	910,055
Translation adjustment	(14,579)	(4,328)
Amortization in the year	(81,568)	(204,917)
Closing Balance	$981,698	$1,077,845

Allocation of Right of Use Assets
Office lease	$935,488	$1,004,750
Car leases	46,210	73,095
Total Right of Use Assets	$981,698	$1,077,845

Siyata Mobile Inc.

Notes to the Consolidated Unaudited Interim Financial Statements

(Expressed in US dollars)

As at March 31, 2022 and December 31, 2021 and for the three months ended March 31, 2022 and 2021

8.	INTANGIBLE ASSETS

	Development Costs	Uniden License	E-Wave License	Clear RF Patent + Supplier relationship	Total

Cost:
Balance at December 31, 2020	10,540,477	116,543	1,319,184	-	11,976,204
Additions	2,769,679	-	-	522,637	3,292,316
Foreign Exchange	$5,370	183	2,073		7,626
Balance at December 31, 2021	13,315,526	116,726	1,321,257	522,637	15,276,146
Additions	739,579	-	-	-	739,579
Foreign Exchange	-	-	-	-	0
Balance at March 31, 2022	14,055,105	116,726	1,321,257	522,637	16,015,725

Accumulated Amortization:
Balance at December 31, 2020	4,283,382	97,460	1,046,244	-	5,427,086
Additions	469,789	19,418	278,567	29,189	796,963
Impairment	4,339,366	-	-	399,920	4,739,286
Foreign Exchange	(34,020)	(152)	(3,554)	-	(37,726)
Balance at December 31, 2021	9,058,517	116,726	1,321,257	429,109	10,925,609
Additions	-	-	-	25,000	25,000
Foreign Exchange	-	-	-	(98)	(98)
Balance at March 31, 2022	9,058,517	116,726	1,321,257	454,011	10,950,511

Net Book Value:

Balance at December 31, 2021	$4,257,009	$0	$0	$93,528	$4,350,537

Balance at March 31, 2022	$4,996,588	$0	$0	$68,626	$5,065,214

Siyata Mobile Inc.

Notes to the Consolidated Unaudited Interim Financial Statements

(Expressed in US dollars)

As at March 31, 2022 and December 31, 2021 and for the three months ended March 31, 2022 and 2021

8.	INTANGIBLE ASSETS (cont’d)

Development Costs

Development costs are internally generated and are capitalized in accordance with the IAS 38, Intangible Assets. On an annual basis, the Company assesses capitalized development costs for indicators of impairment or when facts or circumstances suggest the carrying amount may exceed its recoverable amount.

The Company engaged a third-party evaluator to determine the recoverable amount of the intangible assets at December 31, 2021. Based on the results of their analysis using the Value In Use (“VIU”) model using a discounted value of 14.2% in 2021, management determined that the recoverable amount was not equal to, or in excess of the carrying amount for a total impairment at December 31, 2021 of $4,739,286 as follows: rugged device impairment of $4,339,366 and $399,920 impairment to a supplier relationship.

During the three months’ ended March 31, 2022 the Company incurred $123,316 (March 31, 2020-NIL) in product development costs which did not satisfy the criteria for capitalization and were recorded in profit and loss.

Uniden License During 2016, the Company acquired a license agreement from Uniden America Corporation (“Uniden”). The agreement provides for the Company to use the trademark “Uniden”, along with associated designs and trade dress to distribute, market and sell its cellular signal booster and accessories during its term.  The agreement has been renewed up to December 31, 2022 and is subject to certain minimum royalties.  The license agreement is amortized on a straight-line basis over its five-year term and is fully amortized on December 31, 2021.

E-Wave License

On October 1, 2017, the Company acquired a license from E-Wave Mobile Ltd. (the “E-Wave License”). The license agreement is recorded at cost and is amortized on a straight-line basis over its estimated useful life of a four-year term and is fully amortized on December 31, 2021.

Siyata Mobile Inc.

Notes to the Consolidated Unaudited Interim Financial Statements

(Expressed in US dollars)

As at March 31, 2022 and December 31, 2021 and for the three months ended March 31, 2022 and 2021

9.	GOODWILL

The Company had recorded goodwill balances of $852,037 (December 31, 2020-$801,780), consisting of goodwill on the acquisition of the wholly-owned subsidiary, Signifi Mobile Inc. in the amount of $801,780 plus the newly acquired goodwill in 2021 from the acquisition of Clear RF in the amount of $50,257 (“CGU”). The Company assesses whether there are, events, changes in circumstances, and/or changes in key assumptions on which management has based its determination of the CGU, that would, more likely than not, reduce the fair value of the CGU to below its carrying value and therefore, require goodwill to be tested for impairment at the end of each reporting period.

As of December 31, 2021, the Company performed its annual impairment test on the goodwill using the Fair value less cost of disposal method. Due to a history of losses in this CGU in the preceding few years and without documentation of back-orders or basis to project profitable operations in the near term, management determined that the recoverable amount was less than the carrying value on December 31, 2021 and impaired the full amount of the Goodwill in the amount of $852,037.

10.	BANK LOAN

Siyata Mobile Israel (“SMI”) has a factoring agreement on its trade receivables, whereby invoices are fully assigned to a funding entity in return for 80%-85% of the total sale to be paid to SMI by the funding entity in advance. The remaining 15-20% is paid to SMI when the funding entity receives payment from the customers. As at March 31, 2022, the total amount borrowed by the Company extended by this funding entity and included in the bank loan was NIL (December 31, 2021, -$27,000).

Siyata Mobile Inc.

Notes to the Consolidated Unaudited Interim Financial Statements

(Expressed in US dollars)

As at March 31, 2022 and December 31, 2021 and for the three months ended March 31, 2022 and 2021

11.	LEASE OBLIGATIONS

	Mar 31 22	Dec 31 21
Opening Balance	$1,020,482	$341,592
Additions in the year	-	833,766
Interest expense	(4,651)	21,279
Translation adjustment	(4,431)	6,527
Lease payments	(78,731)	(182,682)
	932,669	1,020,482
Due within one year	(341,000)	(232,969)
Balance-end of period	$591,669	$787,513

Future Minimum Lease Payments

	Mar 31 22	Dec 31 21
year 1	341,000	232,969
year 2	341,000	255,000
year 3	125,335	270,000
year 4	125,334	262,513
Tota lease obligations	$932,669	$1,020,482

The Company has a long term restricted term deposit of $168,167 held by the Company’s bank to guarantee a portion of the office lease located in Israel.

Siyata Mobile Inc.

Notes to the Consolidated Unaudited Interim Financial Statements

(Expressed in US dollars)

As at March 31, 2022 and December 31, 2021 and for the three months ended March 31, 2022 and 2021

12.	CONVERTIBLE DEBENTURES

	Dec 23/21	June 23/21	Nov 2/23
	$CAD7.866MM	$CAD1.58MM	$6.0MM USD	Total
Balance December 31, 2020	5,014,852	1,145,917	-	6,160,769

Interest and accretion expense	1,893,494	-	-	1,893,494
Interest paid or accrued	(746,145)	-	-	(746,145)
Issuance of the $6MM debenture	-	-	4,395,881	4,395,881
Repayment of 10% convertible debenture	-	(1,145,917)	-	(1,145,917)
Repayment of the 12% debenture	(6,162,201)	-	-	(6,162,201)
Unamortized fair value difference-opening	-	-	(1,341,948)	(1,341,948)
Amortization of fair value difference	-	-	111,830	111,830
Change in fair value of debenture	-	-	177,530	177,530

Balance Dec 31, 2021	-	-	3,343,293	3,343,293

Partial repayment of $6MM convertible debenture	-	-	(4,000,000)	(4,000,000)
Unamortized day one fair value difference	-	-	757,951	757,951
Change in fair value of debenture	-	-	1,922,507	1,922,507
Balance March 31, 2022	-	-	2,023,751	2,023,751

Current portion of debenture			2,023,751	2,023,751
Long term portion of debenture			-	-

Siyata Mobile Inc.

Notes to the Consolidated Unaudited Interim Financial Statements

(Expressed in US dollars)

As at March 31, 2022 and December 31, 2021 and for the three months ended March 31, 2022 and 2021

12.	CONVERTIBLE DEBENTURES (cont’d)

(a) On December 23, 2019, the Company issued 7,866,000 unsecured 12% convertible debentures at a price of $0.77 per unit ($1.00 CAD), convertible into 0.0153 common shares of the Company at $65.25 CAD (the “Conversion Price”) per common share. The discounted liability for this convertible debenture at December 23, 2019, is $4,049,349. The amount allocated to contributed surplus was $445,053 and the balance of $1,547,500 was the transaction costs incurred.

Each of this Convertible Debenture unit bears an interest rate of 12% per annum from the date of issue, payable in cash quarterly in arrears. Any unpaid interest payments will accrue and be added to the principal amount of the Convertible Debenture. From January 1, 2021, until December 23, 2021, the Company paid $746,145 (2020-$715,763) in interest related to these 12% convertible debentures, included within finance expense in profit and loss.

On June 24, 2020, $57,692 ($75,000 CAD) the face value of the 12% convertible debentures was converted into common shares of the Company. The discounted value of this debenture at the date of conversion was $40,980 ($54,975 CAD). This gain on conversion of $16,712 was recorded as a finance income in 2020.

The 12% Convertible Debentures matured and was fully paid on December 23, 2021 (the “Maturity Date”) in the amount of $6,162,201.

(b) On June 23, 2020, the Company entered into a non-brokered private placement financing agreement with Accel Telecom Inc. Accel Telecom subscribed for 1,330 senior unsecured 10% convertible debentures maturing one year from the issue date at an issue price of $745 (CDN$1,000) per 10% Convertible Debenture for aggregate gross proceeds of $991,427 ($1,330,000 CAD). Each Convertible Debenture can be convertible, at the option of the holder, into 23 common shares in the capital of the Company at a price of $34.11 (CDN$43.50) per Common Share and are redeemable at 101% of the face value at any time after the closing date. On the closing date, Accel will also receive 0.0069 non-transferrable common share purchase warrant for each $0.784 (CDN$1.00) principal amount of the Convertible Debentures purchased. Each warrant entitles the holder to acquire one common share at an exercise price of $34.11 (CDN$43.50) per warrant share for a period of twelve (12) months after the date of issue.

On January 6, 2021, the Company redeemed in full this senior unsecured 10% convertible debenture for an amount of $964,601.

(c) On June 28, 2020, one of the 10.5% convertible debenture holders, see 10 (a), elected to participate on the exact same terms and conditions in the 10% convertible debenture described in 11 (c) for their $186,359 ($250,000 CAD) face value that would otherwise have matured on June 28, 2020.

On January 6, 2021, the Company redeemed in full this senior unsecured 10% convertible debenture for an amount of $181,316.

Siyata Mobile Inc.

Notes to the Consolidated Unaudited Interim Financial Statements

(Expressed in US dollars)

As at March 31, 2022 and December 31, 2021 and for the three months ended March 31, 2022 and 2021

12.	CONVERTIBLE DEBENTURES (cont’d)

(d) On November 3, 2021, the Company issued a US$7,200,000 million convertible promissory note (the “Promissory Note”) and 2,142,857 warrants for gross proceeds of US$6,000,000.

The warrants allow for the purchase of 2,142,857 common shares of the Company at an exercise price of US4.00 per common share. The warrants expire 5 years from the issue date of the promissory note. Under the terms of the warrants, the exercise price of the warrant will be adjusted if the Company closes an offering where the common shares of the Company are offered at a price less than the exercise price, resulting in a revision of the exercise price equal to the common share offering. Because the exercise price of the warrants will vary if the Company issues common shares at a price lower than the exercise price of the warrants, the warrants are classified as liabilities.

The promissory note matures on November 2, 2023 (the “Maturity Date”). The promissory note will be repaid commencing May 2022 in monthly instalments of US$400,000. At the Company’s option, the repayments will be made in cash or common shares of the Company, or a combination of both. If paid by the issuance of common shares, the repayment is paid at a redemption price equal to the greater of 90% of the average five lowest daily volume-weighted average prices during the twenty trading days prior to the issuance of the common shares or US$2.00 (the “Redemption Price”).

All or a portion of the US$7,200,000 is convertible into common shares of the Company at a conversion price of US$10.00 per common share (the “Conversion Price”), at the option of the holder, at any time subsequent to six months from the date of issuance to the maturity date of November 2, 2023. Under the terms of the promissory note, the conversion price of the promissory note will be adjusted if the Company closes an offering where the common shares of the Company are offered at a price less than the exercise price, resulting in a revision of the conversion price equal to the common share offering.

At any time during the promissory note outstanding, the Company can provide the holder of the promissory note written notice of its intention to repay the amount owing. If the notice is provided within the first 6 months post issuance, the Company is required to repay an amount equal to US$7,000,000. Subsequent to this time period, the amount outstanding must be converted in full. If the Company provides notice of prepayment, the holder has the option to convert up to 25% of the principal amount at the lesser of the Redemption Price and the Conversion Price, as defined above.

Furthermore, if at any time prior to November 2, 2023, the Company proposes to offer or sell new securities, the Company shall first offer the holder the opportunity to purchase ten percent of the new securities.

Finally, should the Company subsequently issue equity interests of the Company for aggregate proceeds to the Company of greater than US$10 million, excluding offering costs or other expenses, unless otherwise waived in writing by and at the discretion of the holder, the Company will direct twenty percent of such proceeds from such issuance to repay the promissory note.

The Company has elected to measure the promissory note (hybrid contract) at fair value through profit or loss (“FVTPL”) on initial recognition and, as such, the embedded conversion feature is not separated.

The Company paid legal fees and expenses of $1,145,538 related to the issuance of the promissory note and warrants which have been included in finance expense on the consolidated statement of operations for the year ending December 31, 2021.

Siyata Mobile Inc.

Notes to the Consolidated Unaudited Interim Financial Statements

(Expressed in US dollars)

As at March 31, 2022 and December 31, 2021 and for the three months ended March 31, 2022 and 2021

12.	CONVERTIBLE DEBENTURES (cont’d)

Note (12d) (Cont’d)

On initial recognition, the fair value of the convertible promissory note was $4,395,881, and the warrants issued in conjunction with the instrument (see below) were valued at $2,946,066. The fair value of the components exceeded the transaction price of $6,000,000 and the resulting difference has been deferred and will be recognized in the consolidated statement of operations over the term of the instrument on a straight-line basis, in the change in fair value of the convertible promissory note.

The unamortized fair value difference at March 31, 2022, and related activity during the period is as follows:

Balance, beginning of period	$1,230,118
Recognized in profit or loss	(757,951)
Balance, end of period	$472,167

The balance of the promissory notes is as follows:

Promissory Note
Balance, beginning of period	$4,573,412
Repayment	(4,000,000)
Change in fair value	1,922,506
Unamortized day one fair value difference	(472,167)
Balance, March 31, 2022	$2,023,751

Current portion of the promissory note	$2,203,751

As at March 31, 2022 the total principal amount outstanding on the convertible promissory note is $3,2000,000 payable in consecutive monthly instalments of $400,000 beginning on May 3, 2022, payable in cash or shares at the discretion of the Company.

Fair value calculation

The Company estimated the fair value of the promissory note using a binomial lattice model with the following assumptions: risk-free rate of 0.47% -1.18%; share price of $3.93; expected dividend yield of 0%; and expected volatility of 46%. Based on these estimates, the promissory note had a fair value of $4,395,881 upon issuance.

On March 31, 2022, the fair value of the promissory note was estimated at $2,203,751 (Dec 31, 2021-$4,573,411) using a binomial lattice model with the following assumptions: risk-free rate of 2.01% (Dec 31, 2021-0.67%); share price of $1.25 (Dec 31, 2021- $3.70), expected dividend yield of 0%, and expected volatility of 76% (Dec 31, 2021-45%).

There was no change in the fair value due to changes in own credit risk during the period.

Siyata Mobile Inc.

Notes to the Consolidated Unaudited Interim Financial Statements

(Expressed in US dollars)

As at March 31, 2022 and December 31, 2021 and for the three months ended March 31, 2022 and 2021

12.	CONVERTIBLE DEBENTURES (cont’d)

Note (12d) (Cont’d)

The Company completed a secondary offering of its common shares at a price of $2.30 per common share on January 11, 2022. In accordance with the terms of the agreement, as the common shares of the secondary prices were offered at a price less than the stated Conversion Price (US$10.00 per common share) of the promissory note and the Exercise Price of the warrants (US$4.00 per common share), both the Conversion Price and the Exercise Price were revised to US$2.30 per common share. In addition, as the total gross proceeds of the secondary offering were in excess of $10,000,000, excluding offering costs or other expenses, the Company was required to direct 20% of the gross proceeds to the Lender. A total of US$4,000,000 was repaid to the Lender on January 13, 2022.

13.	WARRANT LIABILITY

The warrants allow for the purchase of 2,142,857 common shares of the Company at an exercise price of US4.00 per common share. The warrants expire 5 years from the issue date of the promissory note. Under the terms of the warrants, the exercise price of the warrant will be adjusted if the Company closes an offering where the common shares of the Company are offered at a price less than the exercise price, resulting in a revision of the exercise price equal to the common share offering. Because the exercise price of the warrants will vary if the Company issues common shares at a price lower than the exercise price of the warrants, the warrants are classified as liabilities. (see 12(d) for the change in exercise price as of January 13, 2022, to $2.30 per share).

On December 7, 2021, the holder exercised 250,000 warrants to acquire 250,000 common shares of the Company at an exercise price of $4.00 per common share. As a result of the exercise of the warrants, the Company received gross proceeds of $1,000,000 and the proportionate fair value of $385,190 of the underlying warrants on the date of exercise was transferred to share capital.

At March 31, 2022, 1,892,857 warrants were outstanding at an exercise price of $2.30 (December 31, 2021-$4.00 see 12(d)

The balance of the warrant liability is as follows:

Warrant liability
Balance, December 31, 2021	$2,176,686
Change in fair value	(1,289,907)
Balance, March 31, 2021	$886,779

The fair value of the warrants as at the issuance date was $2,946,066 and was determined using the Black-Scholes Option Pricing Model with the following assumptions: share price: $3.93; exercise price: $4.00; expected volatility: 39%; dividend yield: 0%, risk-free rate: 0.47%.

During the year ended December 31, 2021, the holder exercised 250,000 warrants to acquire 250,000 common shares of the Company at an exercise price of $4.00 per common share. As a result of the exercise of the warrants, the Company received gross proceeds of $1,000,000 and the proportionate fair value of $385,190 of the underlying warrants on the date of the exercise was transferred to share capital. The fair value of the warrants at the exercise date was determined using the Black-Scholes Option Pricing Model with the following assumptions: share price: $4.60; exercise price $4.00; expected volatility: 30%; dividend yield: 0%; risk-free rate: 1.24%.

As at March 31, 2022, the fair value of the remaining 1,892,857 warrants were determined to be $886,779 (December 31, 2021-$2,176,686) as calculated using the Black-Scholes Option Pricing Model with the following assumptions: share price $1.25 (Dec 31, 2021-$3.70); exercise price: $2.30 (Dec 31, 2021-$4.00); expected volatility: 63% (Dec 31, 2021-37%); dividend yield: 0%; risk-free rate 2.01% (Dec 31, 2021-0.67%).

Siyata Mobile Inc.

Notes to the Consolidated Unaudited Interim Financial Statements

(Expressed in US dollars)

As at March 31, 2022 and December 31, 2021 and for the three months ended March 31, 2022 and 2021

14.	LONG TERM DEBT

On June 28, 2018, Signifi borrowed $192,886 USD from the Business Development Bank of Canada (“BDC”) for a term of four years, payable in monthly instalments of principal and interest. This loan bears interest at the bank’s base rate + 3.2%. The loan was repaid in full in September 2021 including all capital and interest. The loan was secured by the assets of Signifi and a guarantee by the Company and its Canadian subsidiaries. All security liens were removed prior to December 31, 2021.

15.	FUTURE PURCHASE CONSIDERATION

	Mar 31, 2022	Dec 31, 2021
Balance, beginning of the period	$350,000	$-
ClearRF future purchase consideration	(350,000)	350,000
Balance, end of the period	NIL	$350,000

Classification:
Short-term (payable within one year)	-	$350,000
Long-term	-	-

The future purchase consideration arose on the acquisition of ClearRF as outlined in Note 4.

On March 31, 2022, the Company paid $155,015 in cash and issued common shares of the Company valued at $190,095 to extinguish this future purchase consideration.

At each reporting period, management updates estimate with respect to the probability of payment form and recognize changes in the estimated value of future purchase consideration in profit or loss.

Siyata Mobile Inc.

Notes to the Consolidated Unaudited Interim Financial Statements

(Expressed in US dollars)

As at March 31, 2022 and December 31, 2021 and for the three months ended March 31, 2022 and 2021

16.	SHARE CAPITAL

(a)	Authorized	Unlimited number of common shares without par value
Unlimited number of preferred shares without par value

As at March 31, 2022, the Company had 14,111,305 common shares issued and outstanding (Dec 31, 2021-5,296,695.

Subsequent to March 31, 2022, the Company issued:

●	155,000 shares to suppliers as part of their agreed compensation; and

●	417,537 shares as payment for the first principal repayment of $400,000 on the convertible promissory note.

On September 24, 2020, the Company consolidated (each a “Share”) its common shares on the basis of 145 pre-consolidation Shares for one(1) post-consolidation share. Share amounts have been retrospectively restated to reflect the post-consolidation number of shares.

(b)	Common share transactions

Transactions for the three months’ ended March 31, 2022 are as follows:

(i) On January 11, 2022, the Company completed an underwritten public offering in the United States, raising a total of $20,013,043 in gross proceeds. The Company allocated the gross proceeds and direct costs between the units, pre-funded units and option warrants using the relative fair value of the components.

The underwritten public offering resulted in the sale to the public of 7,215,652 Units at $2.30 per Unit, with each Unit being comprised of one common share and one warrant (the “Unit Warrants”) exercisable at $2.30 per share. The Unit warrants are exercisable immediately and have a term of 5 years. Gross proceeds of $10,370,5020 were allocated to the common shares, and $4,731,934 to the unit warrants.

In addition, the Company issued 1,480,000 pre-funded units (“Pre-Funded Units”) at $2.29 per Pre-Funded Unit. Each Pre-Funded Unit is comprised of a one-pre-funded warrant (a “Pre-Funded Warrant”) to purchase one common share, and one warrant to purchase one common share. The Pre-Funded Warrant allows the holder to acquire one common share of the Company at an exercise price of $0.01 per common share, and a warrant to purchase a common share at an exercise price of $2.30 per share. The warrants are exercisable immediately and have a term of 5 years. Each Pre-Funded Warrant is exercisable immediately and is exercisable until all Pre-Funded Warrants are exercised. Proceeds of $2,127,090 were allocated to the pre-funded warrants, and $919,446 to the warrants.

The Company concurrently sold an additional 1,304,347 warrants to purchase 1,304,347 common shares exercisable at $2.30 per share (the “Option Warrants”) pursuant to an over-allotment option exercised by the underwriter. The exercise price of the warrants issued in connection with the exercise of the over-allotment option was $0.0097 per warrant. Each Option Warrant is exercisable immediately and has a term of five years from the issue date. Proceeds of $1,864,071 were allocated to the option warrants.

The fair value of the common shares and pre-funded units was determined by reference to the market price on the day of the offering, which was $1.73 per share. The Unit warrants, warrants, and Option Warrants were valued using the Black-Scholes model using the following assumptions: initial stock price $1.73, strike rate $2.30, dividend yield 0%, term 5 years, volatility 60.0% and risk free rate 0.50%.

The Company also issued warrants to the placement agents to purchase 434,783 common shares at an exercise price of $2.53 per share (the “Placement Agent Warrants”), which are exercisable 180 days from January 11, 2022, with a term of five years. The fair value of the Placement Agent Warrants was determined to be $307,189 using the Black-Scholes model with the following assumptions: initial stock price $1.73, strike rate $2.53, dividend yield 0%, term 5 years, volatility 60.0% and risk free rate 0.50%.

Siyata Mobile Inc.

Notes to the Consolidated Unaudited Interim Financial Statements

(Expressed in US dollars)

As at March 31, 2022 and December 31, 2021 and for the three months ended March 31, 2022 and 2021

16.	SHARE CAPITAL (cont’d)

(b)	Common share transactions (cont’d)

Transactions for the three months’ ended March 31, 2022 (cont’d)

In aggregate, the Company issued 7,215,652 common shares, 1,480,000 Pre-Funded Warrants, 9,999,999 Unit Warrants, and 434,783 Placement Agent Warrants.

The direct costs related to the issuance of the common shares and warrants issued in the January 2022 underwritten public offering were $2,016,895, including the value of the Placement Agent Warrants. During the period, 1,480,000 Pre-Funded Warrants were exercised for gross proceeds of $14,800, converting into 1,480,000 common shares that were fully issued.

(ii) On March 31, 2022, as part of the ClearRF acquisition (Note 4 and 15), the Company issued 138,958 shares to the vendor.

Transactions for the year ended December 31, 2021 are as follows:

(i) During the month of February 2021, the Company received multiple tradeable warrant exercises for total proceeds of $609,041 on the redemption of a total of 88,911 tradeable warrants at an exercise price of $6.85 for each common share.

(ii) The company issued in February 2021, the 40,000 shares to be issued for services rendered at a value of $560,000.

(iii) As discussed in Note 4 -Acquisition of Clear Rf, the Company issued 23,949 common shares to the vendors of ClearRF equal to $194,985.

(iv) On July 21, 2021, the Company issued 5,000 common shares as part of the contractual obligations owed to one of its suppliers. This transaction was recorded to share capital in the amount of $36,050 (based on the market value on the date of issuance of $7.21 per share).

(v) On October 28, 2021, received gross cash of $1,027,500 from the exercise of 150,000 warrants at $6.85, and on October 29, 2021, received gross cash of $380,202 from the exercise of 55,504 warrants at $6.85.

(vi) On December 7, 2021, 250,000 warrants issued, as part of the $7.2MM convertible debentures, were exercised at $4.00 per share for gross proceeds of $1,000,000.

Siyata Mobile Inc.

Notes to the Consolidated Unaudited Interim Financial Statements

(Expressed in US dollars)

As at March 31, 2022 and December 31, 2021 and for the three months ended March 31, 2022 and 2021

16.	SHARE CAPITAL (cont’d)

(C)	Stock options

The Company has a shareholder-approved “rolling” stock option plan (the “Plan”) in compliance with Nasdaq policies. Under the Plan the maximum number of shares reserved for issuance may not exceed 15% of the total number of issued and outstanding common shares at the time of granting. The exercise price of each stock option shall not be less than the market price of the Company’s stock at the date of grant, less a discount of up to 25%. Options can have a maximum term of ten years and typically terminate 90 days following the termination of the optionee’s employment or engagement, except in the case of retirement or death. Vesting of options is at the discretion of the Board of Directors at the time the options are granted.

A summary of the Company’s stock option activity is as follows:

	Number of Stock Options	Weighted Average Exercise Price
Outstanding options, December 31, 2020	328,068	$13.99
Granted	100,500	11.50
Expired/Cancelled	(14,000)	16.38
Outstanding options, December 31, 2021	414,568	$13.88
Granted	2,270,000	1.03
Expired/Cancelled	(27,104)	13.45
Outstanding options, March 31, 2022	2,657,464	$2.89

As at March 31, 2022 stock options (including restricted share units) outstanding are as follows:

Grant Date	Number of options outstanding	Number of options exercisable	Weighted Average Exercise Price	Expiry date	Remaining contractual life (years)
4-Apr-17	6,897	6,897	63.00	4-Apr-22	0.02
24-Jul-17	7,929	7,929	79.00	24-Jul-22	0.32
24-Dec-18	12,896	12,896	57.00	24-Dec-23	1.73
15-Jan-19	828	828	57.00	15-Jan-24	1.79
21-Mar-19	12,345	12,345	63.00	21-Mar-24	1.98
1-Jan-20	2,069	2,069	57.00	1-Jan-24	1.75
15-Nov-20	95,000	83,125	6.00	15-Nov-30	8.63
15-Nov-20	161,500	141,313	6.00	15-Nov-25	3.63
2-Jan-21	57,000	42,750	11.50	2-Jan-26	3.76
2-Jan-21	5,000	3,750	11.50	2-Jan-31	7.76
18-Jan-21	14,500	10,875	11.50	18-Jan-26	3.8
18-Jan-21	1,500	1,500	11.50	31-Aug-22	0.58
18-Jan-21	10,000	10,000	11.50	29-Oct-22	0.42
1-Jan-22	20,000	5,000	4.00	29-Oct-26	4.58
9-Mar-22	2,250,000	600,000	1.03	N/A	N/A
Total	2,657,464	941,277	$2.89		0.70

Siyata Mobile Inc.

Notes to the Consolidated Unaudited Interim Financial Statements

(Expressed in US dollars)

As at March 31, 2022 and December 31, 2021 and for the three months ended March 31, 2022 and 2021

16.	SHARE CAPITAL (cont’d)

(c)	Stock options (cont’d)

Transactions subsequent to March 31, 2022 are as follows:

On April 13, 2022, the Company granted 825,000 RSU’s to executives, employees and consultants at a price of $1.10 per share. Of these RSU’s granted, 240,000 vested immediately and the remaining 585,000 RSU’s vest quarterly with the first vesting of 48,750 taking place on the date of the grant and 11 equal quarterly vesting of 48,750 RSU’s per quarter thereafter.

On April 13, 2022, the Company granted 795,000 stock options to executives and employees at an exercise price of $1,10 per share. These options vest quarterly over three years period with the first vesting taking place at the date of the grant.

Transactions for the three months’ ended March 31, 2022 are as follows

On January 1, 2022, the Company granted 20,000 stock options at $4.00 per share that vest in 8 equal quarterly periods with the first vesting occurring on the grant date.

On March 9, 2022, the company granted a total of 2,250,000 restricted share units to executives with an exercise price of $1.03 per share of which 600,000 vested on the date of the grant and the remaining 1,650,000 vest on a quarterly basis over 11 periods.

On April 13, 2022, subsequent to the quarter end, the Company granted 795,000 stock options and 825,000 restricted share units at $1.10 per shares to executives, consultants and employees of the Company. These options and RSU’s vest on a quarterly basis over 12 periods with the first vesting occurring on the date of the grant.

Transactions for the year ended December 31, 2021 are as follows:

During the year ended December 31, 2021 the Company recorded share-based payments expense of $1,338,931 in relation to options vesting.

On January 2, 2021, the Company issued 62,000 stock options to various employees at an exercise price of $11.50 of which 57,000 expire on January 2, 2026 and 5,000 expires on January 2, 2031.

On January 18, 2021, the Company issued 38,500 stock options to various employees and consultants at an exercise price of $11.50 expiring on January 2, 2026.

On August 31, 2021, one of the employees was no longer with the Company. The employee had initially received 4,000 out of the 38,500 stock options issued on January 18, 2021. As a result of this employee’s departure, 2,500 of their unvested stock options were cancelled and the remaining 1,500 options expire one year from departure, August 31, 2022.

On October 29, 2021, one of the directors was no longer with the Company. The employee had initially received 20,000 out of the 38,500 stock options issued on January 18, 2021. As a result of this director’s departure, 10,000 of their unvested stock options were cancelled and the remaining 10,000 options expire one year from departure, October 29, 2022.

In December 2021, 1,500 stock options expired at an average of $57.00 per share.

Siyata Mobile Inc.

Notes to the Consolidated Unaudited Interim Financial Statements

(Expressed in US dollars)

As at March 31, 2022 and December 31, 2021 and for the three months ended March 31, 2022 and 2021

16.	SHARE CAPITAL (cont’d)

(c)	Stock options (cont’d)

The following weighted-average assumptions have been used for the Black-Scholes valuation for the stock options granted:

	2022	2021
Exercise price	$1.03 to $4.00	$11.50
Risk-free interest rate	0.23%	0.23%
Expected life	5	5
Annualized volatility	85%	85%
Dividend rate	0.00%	0.00%

(d)	Agents’ options:

Transactions for the three months’ ended March 31, 2022, are as follows:

The Company also issued warrants to the placement agents to purchase 434,783 common shares at an exercise price of $2.53 per share (the “Placement Agent Warrants”), which are exercisable 180 days from January 11, 2022, with a term of five years. The fair value of the Placement Agent Warrants was determined to be $307,189 using the Black-Scholes model with the following assumptions: initial stock price $1.73, strike rate $2.53, dividend yield 0%, term 5 years, volatility 60.0% and risk free rate 0.50%.

Transactions for the year ended December 31, 2021, are as follows:

In December 2021, 6,597 agent’s options expired at an average exercise price of $52.68.

A summary of the Company’s agents’ options activity is as follows

	Number of	Weighted average exercise
	options	price
Outstanding agent options, December 31, 2020	452,523	8.02
Expired	(6,597)	52.68
Outstanding agent options, December 31, 2021	445,926	$7.51
Granted	434,783	2.53
Outstanding agent options, March 31, 2022	880,709	$5.05

Siyata Mobile Inc.

Notes to the Consolidated Unaudited Interim Financial Statements

(Expressed in US dollars)

As at March 31, 2022 and December 31, 2021 and for the three months ended March 31, 2022 and 2021

16.	SHARE CAPITAL (cont’d)

(d)	Agents’ options (cont’d)

On March 31, 2022 agents’ options outstanding are as follows:

Grant Date	Number of options outstanding	Number of options exercisable	Weighted Average Exercise Price	Expiry date	Remaining contractual life (years)
28-Jul-20	1,702	1,702	$20.49	28-Jul-22	0.33
29-Sep-20	113,500	113,500	$6.60	28-Sep-25	3.50
29-Sep-20	266,000	266,000	$6.85	28-Sep-25	3.50
31-Dec-20	64,724	64,724	$11.50	30-Jun-24	2.25
11-Jan-22	434,783	0	$2.53	11-Jan-27	4.79
Total	880,709	445,926	$5.05		4.04

(e) Share purchase warrants

A summary of the Company’s share purchase warrant activity is as follows:

Transactions for the three months’ ended March 31, 2022 are as follows:

As more elaborated in Note 16(b)-Transactions for the three months’ ended March 31, 2022-, the Company issued on January 11, 2022, 8,695,652 share purchase warrants, exercisable immediately at a price of $2.30 and has a term of five years from the issue date. Proceeds of $5,778,360 were allocated to these warrants issued.

Company concurrently sold an additional 1,304,347 warrants to purchase 1,304,347 common shares exercisable at $2.30 per share (the “Option Warrants”) pursuant to an over-allotment option exercised by the underwriter. The exercise price of the warrants issued in connection with the exercise of the over-allotment option was $0.0097 per warrant. Each Option Warrant is exercisable immediately and has a term of five years from the issue date. Proceeds of $866,753 were allocated to the option warrants issued.

On January 11, 2022, the 1,892,857 share purchase warrants with an exercise price of $4.00 per share were re-priced to $2.30 consistent with the terms of the agreement and as outlined in Note 12(d) due to refinancing at $2.30 per unit.

Transactions for the year ended December 31, 2021 are as follows:

a.	During the year, 68,647 share purchase warrants expired at an average price of $62.87.

b.	In February 2021, 88,911 tradeable warrants were exercised at $6.85 for total proceeds of $609,040.

c.	In October 2021, 205,504 tradeable warrants were exercised at $6.85 for total proceeds of $1,407,702.

d.	On December 7, 2021, 250,000 warrants were exercised at $4.00 for total proceeds of $1,000,000 and the proportionate fair value of $385,190 of the underlying warrants on the date of the exercise was also transferred to share capital.

e.	See Note 13 for warrants issued in the debenture financing. These warrants have met the criteria of a liability instrument on these financial statements.

Siyata Mobile Inc.

Notes to the Consolidated Unaudited Interim Financial Statements

(Expressed in US dollars)

As at March 31, 2022 and December 31, 2021 and for the three months ended March 31, 2022 and 2021

16.	SHARE CAPITAL (cont’d)

(e)	Share purchase warrants (cont’d)

A summary of the Company’s share purchase warrant activity is as follows:

	Number of Warrants	Weighted average exercise price
Outstanding, December 31, 2020	3,591,533	$10.55
Granted	2,142,857	4.00
Exercised	(544,415)	5.54
Expired	(68,647)	62.87
Outstanding, December 31, 2021	5,121,328	$7.64
Granted	9,999,999	2.30
Outstanding, March 31, 2022	15,121,327	$3.90

At March 31, 2022, share purchase warrants outstanding and exercisable are as follows:

Grant Date	Number of Warrants outstanding and exercisable	Exercise Price	Expiry date
23-Dec-19	54,248	51.22	23-Dec-22
28-Jul-20	74,138	20.49	28-Jul-22
29-Sep-20	1,805,585	6.85	28-Sep-25
31-Dec-20	1,294,500	11.50	30-Jun-24
03-Nov-21	1,892,857	2.30	03-Nov-26
11-Jan-22	9,999,999	2.30	11-Jan-27
Total	15,121,327	$3.90

Siyata Mobile Inc.

Notes to the Consolidated Unaudited Interim Financial Statements

(Expressed in US dollars)

As at March 31, 2022 and December 31, 2021 and for the three months ended March 31, 2022 and 2021

17.	COST OF SALES

(in thousands)	31-Mar-22	31-Mar-21
Inventory expensed	$359	$2,117
Royalties	54	150
Other expenses	165	323
Total	$578	$2,292

18.	SELLING AND MARKETING EXPENSES

(in thousands)	31-Mar-22	31-Mar-21
Salaries and related expenses	$618	$725
Advertising and marketing	398	246
Travel and conferences	29	2
Total	$1,045	$973

19.	GENERAL AND ADMINISTRATIVE EXPENSES

(in thousands)	31-Mar-22	31-Mar-21
Salaries and related expenses	$125	$93
Professional services	377	172
Consulting and director fees	419	287
Management fees	-	0
Travel	36	26
Office and general	442	330
Regulatory and filing fees	21	24
Shareholder relations	239	126
Total	$1,659	$1,058

Siyata Mobile Inc.

Notes to the Consolidated Unaudited Interim Financial Statements

(Expressed in US dollars)

As at March 31, 2022 and December 31, 2021 and for the three months ended March 31, 2022 and 2021

20.	FINANCE EXPENSES

	31-Mar-22	31-Mar-21
Interest paid and acretive interest on debentures	$-	$443,996
Interest expense on long term debt	-	2,375
Interest on bank loans	7,220	15,251
Other interest and bank charges	24,418	5,399
Loss (gain) on redemption of debentures	-	18,292
Interest earned on director’s loan	-	(6,000)
Interest expense on lease obligations	(4,651)	1,000
Other interest income	-	(89,452)
Total	$26,987	$390,861

21.	TRANSACTION COSTS

Transaction costs incurred in the first three months of 2022 were $NIL (March 31, 2021-$79,069 for the legal and due diligence costs for the acquisition of ClearRF, as more fully described in Note 4.)

22.	CAPITAL MANAGEMENT

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework.

The Company defines capital as consisting of shareholder’s equity. The Company’s objectives when managing capital are to support the creation of shareholder value, as well as to ensure that the Company is able to meet its financial obligations as they become due.

The Company manages its capital structure to maximize its financial flexibility making adjustments in response to changes in economic conditions and the risk characteristics of the underlying assets and business opportunities. The Company does not presently utilize any quantitative measures to monitor its capital but rather relies on the expertise of the Company’s management to sustain the future development of the business. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

As at March 31, 2022, the Company is subject to externally imposed capital requirements arising from the repayment of monthly principal payments on the convertible promissory note outstanding, as described in Note 12. The Company is also subject to a debt covenant in relation to the factoring agreement described in Note 5.

Siyata Mobile Inc.

Notes to the Consolidated Unaudited Interim Financial Statements

(Expressed in US dollars)

As at March 31, 2022 and December 31, 2021 and for the three months ended March 31, 2022 and 2021

23.	FINANCIAL INSTRUMENTS

Fair Value.

The convertible promissory note is estimated at fair value using a binomial lattice model using the following inputs: stock price (Level 1 input); risk-free rates (Level 1 input); credit spread (Level 3 input); volatility (Level 3 input).

Sensitivity Analysis:

Type	Valuation Technique	Key Inputs	Inter-relationship between significant inputs and fair value measurement
Convertible Promissory Note	The fair value of the convertible promissory note has been calculated using a binomial lattice methodology

Key observable inputs

● Share price (March 31, 2022: US $1.25)

● Risk-free interest rate (March 31, 2022: 2.01%)

● Dividend yield (March 31, 2022: 0%)

Key unobservable inputs

●Instrument specific spread (March 31, 2022: 45%)

●Credit spread (March 31, 2021: 8.87%)

The estimated fair value would increase (decrease) if:

● The share price was higher (lower)

● The risk-free interest rate was higher (lower)

● The dividend yield was lower (higher)

● The instrument specific spread was lower (higher)

● The credit spread was lower (higher)

The fair values of the Company’s cash, trade and other receivables, accounts payable and accrued liabilities and long term-debt, approximate carrying value, which is the amount recorded on the consolidated unaudited interim statement of financial position.

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company places its cash with institutions of high creditworthiness. Management has assessed there to be a low level of credit risk associated with its cash balances.

The Company’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. However, management also considers the demographics of the Company’s customer base, including the default risk of the industry and country in which customers operate, as these factors may have an influence on credit risk. Approximately 23% of the Company’s revenue for the three months ended March 31, 2022 (2021 -36%) is attributable to sales transactions with a single customer.

Siyata Mobile Inc.

Notes to the Consolidated Unaudited Interim Financial Statements

(Expressed in US dollars)

As at March 31, 2022 and December 31, 2021 and for the three months ended March 31, 2022 and 2021

23.	FINANCIAL INSTRUMENTS (cont’d)

Credit risk (cont’d)

The Company has established a credit policy under which each new customer is analyzed individually for creditworthiness before the Company’s standard payment and delivery terms and conditions are offered. The Company’s review includes external ratings, when available, and in some cases bank references. Purchase limits are established for each customer, which represents the maximum open amount without requiring approval from the Risk Management Committee; these limits are reviewed quarterly. Certain key customers were offered extended payment terms on their purchases due to slow down from Covid-19 and budget approvals for government tenders. As s result, the Company had customers with overdue receivables on their books which resulted in the Company taking a bad debt provision on these overdue receivables which amounted to $1,095,655 on March 31, 2022, (March 31, 2021-$1,530,667).

More than 18% of the Company’s customers have been active with the Company for over four years, and the impairment of $1,095,655 (March 31, 2021-$1,530,667) in impairment loss has been recognized against these customers. In monitoring customer credit risk, customers are grouped according to their credit characteristics, including whether they are an individual or legal entity, whether they are a wholesale, retail or end-user customer, geographic location, industry, aging profile, maturity, and the existence of previous financial difficulties. Trade and other receivables relate mainly to the Company’s wholesale customers. Customers that are graded as “high risk” are placed on a restricted customer list and monitored by the Company.

The carrying amount of financial assets represents the maximum credit exposure, notwithstanding the carrying amount of security or any other credit enhancements.

The maximum exposure to credit risk for trade and other receivables at the reporting date by geographic region was as follows:

(in thousands)	March 31, 2022	December 31, 2021
EMEA	$1,060	$879
Australia	39	119
North America	459	546
Total	$1,558	$1,544

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The Company examines current forecasts of its liquidity requirements so as to make certain that there is sufficient cash for its operating needs, and it is careful at all times to have enough unused credit facilities so that the Company does not exceed its credit limits and is in compliance with its financial covenants (if any). These forecasts take into consideration matters such as the Company’s plan to use debt for financing its activity, compliance with required financial covenants, compliance with certain liquidity ratios, and compliance with external requirements such as laws or regulation.

Siyata Mobile Inc.

Notes to the Consolidated Unaudited Interim Financial Statements

(Expressed in US dollars)

As at March 31, 2022 and December 31, 2021 and for the three months ended March 31, 2022 and 2021

23.	FINANCIAL INSTRUMENTS (cont’d)

Liquidity risk (cont’d)

The Company uses activity-based costing to cost its products and services, which assists it in monitoring cash flow requirements and optimizing its cash return on investments. Typically, the Company ensures that it has sufficient cash on demand to meet expected operational expenses for a period of 90 days, including the servicing of financial obligations; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters.

The Company has a factoring agreement with external funding (Note 5).

With the exception of employee benefits, the Company’s accounts payable and accrued liabilities have contractual terms of 90 days. The employment benefits included in accrued liabilities have variable maturities within the coming year.

Market risk

a) Currency Risk

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The functional currency of the Company is the USD as of October 1, 2020 as discussed in Note 2. As at March 31, 2022, the Company’s exposure to foreign currency risk with respect to financial instruments is as follows:

(in USD thousands)	USD	NIS	CAD	Total
Financial assets and financial liabilities:
Current assets
Cash	8,994	44	183	9,221
Trade and other receivables	166	1,046	346	1,558
Advances to supplier	1,061	-	-	1,061
Long term receivable	-	168	-	168
Current liabilities
Accounts payable and accrued liabilities	(219)	(760)	(831)	(1,810)
Convertible debentures	(2,024)	-	-	(2,024)
Warrant liability	(887)	-	-	(887)
Total	$7,091	498	(302)	7,287

10% fluctuation in exchange rate	709	50	(30)	729

Siyata Mobile Inc.

Notes to the Consolidated Unaudited Interim Financial Statements

(Expressed in US dollars)

As at March 31, 2022 and December 31, 2021 and for the three months ended March 31, 2022 and 2021

23.	FINANCIAL INSTRUMENTS (cont’d)

b)	Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows will fluctuate as a result of changes in interest rates. The Company’s sensitivity to interest rates is inherently involved n the fair value of both the convertible promissory note and the warranty liability which are revalued based on changes parameters which include the prevailing interest rate.

c)	Price Risk

The Company is exposed to price risk with respect to equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. The Company closely monitors individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

24.	RELATED PARTY TRANSACTIONS

Key Personnel Compensation

Key management personnel includes those persons having authority and responsibility for planning, directing, and controlling the activities of the Company as a whole. The Company has determined that key management personnel consists of executive and non-executive members of the Company’s Board of Directors and corporate officers. The remuneration of directors and key management personnel for the three months ended March 31, 2022 and 2021 are as follows:

	2022	2021

Payments to key management personnel:
Salaries, consulting and directors’ fees	$491,889	$287,427
Share-based payments	767,436	425,416
Total	$1,259,325	$712,843

Salaries, consulting and directors’ fees shown above are classified within profit and loss as shown below:

		(in thousands)
Type of Service	Nature of Relationship	2022	2021
Selling and marketing expenses	VP Technology/VP Sales International	84	40
General and administrative expense	Companies controlled by the CEO, CFO and Directors	408	247

Loan to Director

On April 1, 2019 the Company loaned to a director and its Chief Executive Officer, $200,000 USD. This loan was for a term of 5 years with interest charged at rate of 7% per annum payable quarterly. As of January 1, 2020, the interest rate on the loan was increased to 12% per annum. There were no capital repayment requirements until the end of the term when a balloon payment of the principal balance was required. The director repaid the loan in full on May 23, 2021.

Siyata Mobile Inc.

Notes to the Consolidated Unaudited Interim Financial Statements

(Expressed in US dollars)

As at March 31, 2022 and December 31, 2021 and for the three months ended March 31, 2022 and 2021

25.	SEGMENTED INFORMATION

The Company is domiciled in Canada and it operates and produces its income primarily in Israel, Europe and North America. The Company operates as a single segment being the sale of cellular-based communications products.

The Company’s entity-wide disclosures include disaggregated information about product sales and geographical areas.

Geographical area information is shown below:

External Revenues (in thousands)	31-Mar-22	31-Mar-21
EMEA	$326	$1,941
USA	245	1,741
Canada	249	350
Australia and New Zealand	13	-
Total	$833	$4,032

Non-current asset geographic area information is shown below:

Non-current assets in thousands $	31-Mar-22	31-Dec-21
Long term receivable total	$168	$168
Canada	-	-
EMEA	168	168

Right of use assets total	$982	$1,078
Canada	176	188
EMEA	806	890

Equipment total	$257	$268
Canada	34	34
EMEA	223	234

Intangibles-total	$5,065	$4,351
Canada	69	94
EMEA	4,996	4,257

Siyata Mobile Inc.

Notes to the Consolidated Unaudited Interim Financial Statements

(Expressed in US dollars)

As at March 31, 2022 and December 31, 2021 and for the three months ended March 31, 2022 and 2021

25.	SEGMENTED INFORMATION (cont’d)

Product information is shown below:

Revenues by product (in thousands)	31-Mar-22	31-Mar-21
Cellular boosters and related accessories	463	1,992
Rugged devices and related accessories	370	2,040
Total revenues	$833	$4,032

26.	SUPPLEMENTAL INFORMATION WITH RESPECT TO CASH FLOWS

During the three months ended March 31, 2022, the Company paid $2,569 (March 31, 2021 - $462,622) in interest and $Nil in income taxes for the three months ended March 31, 2022, ($Nil- three months ended March 31, 2021).

27. SUBSEQUENT EVENTS

(a)	On April 13, 2022, the company granted 795,000 stock options and 825,000 restricted share units to executives, consultants, and employees, exercisable at $1.10 per share. These options vest quarterly over a three-year period with the first vesting occurring on the date of issuance.

(b)	The Company issued 52,500 agents’ options at $2.30 per option that expire 5 years from the issue date.

(c)	The Company issued 155,000 common shares to consultants as part of their compensation for services rendered.

(d)	The Company issued 417,537 common shares with a value of $400,000 as payment of the monthly principal as required contractually per the promissory note.